Exhibit a(10)


Offer to Exchange - Further Extended Until Thursday, August 15, 2002

Please note that we have further extended the deadline for the Offer to Exchange VINA options. The new expiration date for the Offer to Exchange is 5:00 p.m., Pacific Time, August 15, 2002. If you wish to participate or withdraw, you must do so by such time. We have decided to extend the Offer to Exchange in order to provide VINA employees additional time to decide whether to participate.

If you have any questions, please contact me or Karen Morris.

Stanley E. Kazmierczak, Chief Financial Officer
(510) 413-1333